

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2012

Via E-mail
Mr. Maurice R. Ferré, M.D.
Chief Executive Officer and Chairman
MAKO Surgical Corp.
2555 Davie Road
Fort Lauderdale, FL 33317

> **Re: MAKO Surgical Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 8, 2012**
> **File No. 001-33966**

Dear Mr. Ferré:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 83

Notes to Financial Statements, page 92

Note 2. Summary of Significant Accounting Policies, page 93

-Revenue Recognition, page 95

1.   We note your disclosures here and on page 72 related to your warranty obligations for all of your RIO systems and that you recorded an adjustment related to the correction of an error related to these warranty obligations during fiscal 2010. Please explain to us in more detail how you account for your warranty obligations for your RIO systems. Cite the accounting literature relied upon and how you applied it your situation.

Note 3. Investments, page 99

2.   We note on page 101 that you consider Level 2 securities as those that are priced using market prices for similar instruments or discounted cash flow techniques. Please explain to us why you believe that securities valued utilizing discounted cash flow techniques are considered to be classified as Level 2 versus Level 3. Refer to the guidance in 820-10-20 of the FASB Accounting Standards Codification.

Note 7. Commitments and Contingencies, page 104

3.   We note your disclosures on page 62 related to the product actions for your Rio systems that you have determined reportable to the FDA in fiscal 2010 and 2011. Please explain to us in more detail how you determined the amount to accrue for these product actions, if any, as of December 31, 2011. Refer to the guidance in 450-20 of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin L. Vaughn
                                        Accounting Branch Chief